UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of September, 2003

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Material Change Report dated September 18, 2003	3 — 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2003	Cameco Corporation By:

“Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Form 25 (Saskatchewan)
Form 26 (Newfoundland)
Form 27 (British Columbia, Alberta, Ontario & Nova Scotia)
Material Change Report Pursuant to

Clause 84(1)(b) of The Securities Act, 1988, S.S. 1988 c. S-42.2
Subsection 67(2) of the Securities Act, S.B.C. 1985 c.83
Subsection 118(1) of the Securities Act, R.S.A. 1981 c.S-6.1
Subsection 75(2) of the Securities Act, R.S.O. 1980 c.466
Subsection 73 of the Securities Act, R.S.Q. c. V-1-1.1
Subsection 81(2) of the Securities Act, R.S.N.S. 1989 c. 418
Subsection 76(2) of the Securities Act, 1990 S. Nfld. C. 48

Item 1 — Reporting Issuer

Cameco Corporation (“Cameco”).

The registered and principal office of Cameco is 2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3.

Item 2 — Date of Material Change

September 9, 2003.

Item 3 — Press Release

The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News wire service through their Canadian Timely Disclosure Pack on September 9, 2003.

Item 4 — Summary of Material Change

On September 9, 2003, Cameco announced that it entered into an agreement, on a bought deal basis with a syndicate of underwriters led by RBC Dominion Securities Inc., for an offering (the “Offering”) of $200 million of convertible subordinated debentures (the “Convertible Debentures”). The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon of 5%, maturing on October 1, 2013 and will be convertible into common shares of Cameco at a price of $65.00 per share, subject to adjustment.

Cameco has also granted the underwriters an option to purchase up to an additional $30 million of Convertible Debentures on the same terms and conditions, exercisable up to 48 hours prior to closing. The sale of the Convertible Debentures is subject to customary securities regulatory approvals and closing conditions and is expected to close on or about September 25, 2003.

The net proceeds of the Offering will be used to repay outstanding short-term commercial paper debt related to Cameco’s past acquisition of a further 16.6% interest in Bruce Power LP, which closed in February 2003.

Item 5 — Full Description of Material Change

On September 9, 2003, Cameco announced that it entered into an agreement to sell the Convertible Debentures on a bought deal basis. The issue is being bought by a syndicate of underwriters led by RBC Dominion Securities Inc. and including Scotia Capital Inc., CIBC World Markets Inc. and HSBC Securities (Canada) Inc. (collectively, the “Underwriters”). A preliminary short form prospectus was filed on September 11, 2003 and a final short form prospectus was filed on September 18, 2003.

Cameco has also granted the Underwriters an option to purchase up to an additional $30 million of Convertible Debentures on the same terms and conditions, exercisable up to 48 hours prior to closing. The sale of the Convertible Debentures is subject to customary securities regulatory approvals and closing conditions and is expected to close on or about September 25, 2003.

Cameco will use the net proceeds of the Offering to repay outstanding short-term, commercial-paper debt related to the company’s past acquisition of a further 16.6% interest in Bruce Power LP, which closed in February 2003.

Each Convertible Debenture has a minimum denomination of $1,000 and will bear an interest rate of 5% per annum payable semi-annually in arrears on April 1 and October 1 in each year commencing April 1, 2004 and will mature on October 1, 2013. The Convertible Debentures are unsecured obligations of the company and will be subordinated in right of payment to all the company’s existing and future senior indebtedness. In addition, the Convertible Debentures will rank junior to the company’s secured indebtedness and the liabilities of the company’s subsidiaries.

The Convertible Debentures are convertible into Cameco common shares at the option of the holder at any time on or prior to the maturity date based on a conversion price of $65.00 per share, representing a conversion ratio of approximately 15.3846 shares per $1,000 of Convertible Debentures.

The company may not redeem the Convertible Debentures prior to October 1, 2008. Thereafter, the company may redeem the Convertible Debentures in whole or in part at a redemption price equal to par plus accrued and unpaid interest, provided that the holders will be able to convert the Convertible Debentures into Cameco common shares at any time up to one business day prior to the redemption date.

In accordance with Canadian generally accepted accounting principles, the Convertible Debentures will be reflected as equity on the company’s balance sheet.

The Convertible Debentures and the common shares issuable on the conversion thereof have not been and will not be registered under the United States Securities Act of 1933, as amended (US Securities Act) or any state securities laws and may not be offered or sold within the United States or to US persons unless registered under the US Securities Act and applicable state securities laws or an exemption therefrom is available.

The Underwriting Agreement enables the Underwriters to reoffer and resell the Convertible Debentures that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States provided such offerings and sales are made in accordance with Rule 144A under the US Securities Act. Moreover, the Underwriting Agreement provides that the Underwriters may offer and sell Convertible Debentures outside the United States in accordance with Regulation S under the US Securities Act.

Item 6 — Reliance on subsection 84(2) (SK), subsection 67(2)(BC), subsection 118(4)(AB), subsection 75(3) (ON), section 74 (PQ), subsection 81(3) (NS) and subsection 76(3)(NF)

Not applicable

Item 7 — Omitted Information

Not applicable

Item 8 — Senior Officer

A senior officer who is knowledgeable about the material change is Gary M.S. Chad, Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary of Cameco. He may be contacted at telephone number (306) 956-6303.

Item 9 — Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Saskatoon, Saskatchewan, the 18th day of September, 2003.

“Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary